UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the Month of November 2022

Commission File Number: 001-37353

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BIONDVAX PHARMACEUTICALS LTD.
(Translation of registrant’s name into English)

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Jerusalem BioPark, 2nd Floor

Hadassah Ein Kerem Campus

Jerusalem, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7): ____

BiondVax Pharmaceuticals Ltd. (hereinafter, the “Registrant”, the “Company”, or “BiondVax”) hereby furnishes the following documents in connection with its Extraordinary General Meeting of Shareholders scheduled for December 13, 2022 at 4:00 p.m. Israel time at the offices of Gross & Co., One Azrieli Center, Tel Aviv 6701101, Israel:

(1)    Notice and Proxy Statement with respect to the Company’s Extraordinary General Meeting of Shareholders to be held on December 13, 2022, describing the proposals to be voted upon at the meeting, the procedure for voting in person or by proxy at the meeting and various other details related to the meeting; and

(2)    Proxy Card whereby holders of Company shares may vote at the meeting without attending in person.

The Notice and Proxy Statement is furnished with this Form 6-K as Exhibit 99.1 and the Proxy Card is furnished with this Form 6-K as Exhibit 99.2.

Exhibit Index

Exhibit No.	Description
99.1	Notice and Proxy Statement
99.2	Proxy Card

Exhibits 99.1 and 99.2 of this Report on Form 6-K are hereby incorporated by reference into the Company’s Registration Statement on Form S-8 (Registration No. 333-239344) and its Registration Statement on Form F-3 (Registration No. 333-240189).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BiondVax Pharmaceuticals Ltd.
Date: November 10, 2022	By:	/s/ Amir Reichman
Amir Reichman Chief Executive Officer